Filed by Varco International, Inc. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National-Oilwell, Inc.

Commission File No.: 001-12317

This filing relates to the proposed merger of equals transaction (the “Transaction”) by and between Varco International, Inc. (“Varco”) and National-Oilwell, Inc. (“National-Oilwell”) pursuant to the terms of an Agreement and Plan of Merger, dated as of August 11, 2004 (the “Merger Agreement”), by and between Varco and National-Oilwell. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Varco on August 12, 2004, and is incorporated by reference into this filing.

The following is a transcript of a conference call held on August 12, 2004 regarding the announcement of the Merger Agreement and the Transaction:

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the National Oilwell and Varco merger announcement conference call. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded today, Thursday, August 12, 2004.

I would now like to turn the conference over to Mr. Pete Miller, Chairman and Chief Executive Officer of National Oilwell. Please go ahead, sir.

Pete Miller – National Oilwell – Chairman

I’d like to welcome everybody to the conference call today to announce the signing of a definitive merger agreement between National Oilwell and Varco.

With me on the conference call today are John Lauletta, Chairman and Chief Executive Officer of Varco, Joe Winkler, President and Chief Operating Officer of Varco, Steve Krablin, Chief Financial Officer of National Oilwell, and Clay Williams, the Chief Financial Officer of Varco.

At this time, I’d like to ask Clay to read a short statement.

Clay Williams – Varco – CFO

Thank you, Pete. Before we begin this discussion of the proposed merger with National Oilwell and Varco, I would like to point out that some of the statements during this call are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction and any other statements that are not historical facts. These forward-looking statements are based on limited information available as of today, which is subject to change and are further subject to risks and uncertainties, including the ability of National Oilwell and Varco to achieve their forecasted operating results, the cost savings and operating benefits currently expected from the proposed transaction, and the timing and receipt of approvals for the transaction.

As a result of these risks and uncertainties, actual results may differ materially. I refer you to other documents filed by National Oilwell and Varco with the Securities and Exchange Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q for a more detailed discussion of some of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements. Pete, let me hand it back to you.

Pete Miller – National Oilwell – Chairman

Thanks, Clay. At this time, I want to tell you everyone here is very pleased excited about the signing of this merger agreement. We think that it creates some tremendous values for our shareholders, customers and employees.

What I’d like to do is just point out some of the basic details of the agreement. Each Board of Directors has unanimously approved the merger agreement. Each Varco shareholder will receive 0.8363 shares of National Oilwell common stock. The combined companies will have approximately 170 million shares outstanding on a fully diluted basis. The combined Company market cap should be in excess of $5 billion. Fully diluted National Oilwell shareholders will have approximately 51 percent, and Varco shareholders will have approximately 49 percent.

As we also announced in our press release, the Chairman of the Board will be John Lauletta, the current CEO and Chairman of Varco. I will be the President and CEO. The Chief Operating Officer of the Corporation will be Joe Winkler. Clay Williams will be the Chief Financial Officer and Steve Krablin has opted to retire at the closing of this. The name of the Corporation will be National Oilwell Varco.

We expect approximately 40 to $50 million in combination cost-savings. Obviously, the transaction is subject to both stockholder approval and customary regulatory approvals, and we would expect to have our stockholder meeting and closing within about four to six months. So, those are the basics of the deal, which we really included in our press release earlier.

Now, I’d like to talk just about a couple of points and then I’d like to turn it over to John Lauletta, where he will really kind of reiterate I think many of the things that we’re talking about.

Again, we think this creates a tremendous company. We are very excited about the shareholder value that we create; we’re very excited about the value and the technology that we create for our customers and the opportunities that we believe our employees will have in this expanded company.

In particular, I’d like to point out Research and Development within a company this size. This industry certainly is on a push for higher technology, greater efficiency. We believe this combined company, we are going to be able to answer that need in a much better fashion. Both companies have an outstanding reputation for new product and development. We think, combined, we’re going to be able to ratchet that up geometrically not arithmetically. We feel very comfortable in the ability to do those things.

We’re very excited about our enhanced service capabilities. When you look at the operations that Varco currently has and what we have and the way we try to support our customers in the best way possible, we think the combined entity will be able to do that in even a better fashion, again creating value and efficiency for our customers.

The enhanced product offerings we believe also is (sic) going to provide our customers with a much greater selection opportunity; they will be able to see many more products that we are able to deliver through our distribution system and through different elements of the Varco system.

Then finally, I think the global responsiveness is what’s critically important. Today, we’re certainly in a global environment. We have global competitors; we are looking at global customers. I think that this combination puts us in a very good position to again be able to take care of our customers, create the value necessary and really enhance opportunities for everyone in this industry. Efficiency, technology — those are the key words for us.

Again — very excited about this, I think there are a lot of great opportunities out there for us. At this time, I would like to turn it over to John Lauletta.

John Lauletta – Varco – Chairman, CEO

Thank you very much, Pete. I’m delighted to join you here this morning to explain our joint vision for an exciting new organization. Both of our companies have long, proud histories of delivering excellent service and technology to the world’s oil and gas industry. On combined basis, we are confident we can achieve even more. National Oilwell Varco will be exceptionally well positioned to provide the tools the world needs to meet its growing demand for petroleum. Our depth of resources to support our markets will be unmatched and we will benefit from many opportunities to improve efficiencies that we see between us.

In exploring the potential for our combined company, we have identified several promising opportunities that the combined management team looks forward to capitalizing on. Let me share some of those with you this morning. First, Varco will bring many new products to the rig packages the combined company will offer. Varco’s line of pressure control equipment, our Shaffer (ph) business, our line of rig instrumentation equipment and (indiscernible) Tafco and our line of handling tools, P.J. Varco will all add important new components to National Oilwell’s offering of drilling rig equipment. These will further round out the product offering of the most comprehensive supplier of drilling rigs to the world. This should benefit our customers who are increasingly expressing a preference to source rigs from a best-in-class supplier. We believe that National Oilwell’s long tradition of providing reliable, high-performance rig packages will enable us to sell more products by making the purchase of rig solutions simpler and easier for our customers. This comprehensive offering will make National Oilwell Varco much more competitive in the global arena.

National Oilwell’s extensive supply-store network should offer Varco new opportunities to market many of the expendables we make through an organization that provides on-the-ground support for drilling operations throughout North America and in many key international markets. Products such as screens from our Brant Sauls (ph) control productline, which are consumed every day in the drilling operation, will gain important new distribution channels, spare parts for BOPs and handling tools and our star fiberglass pipe products will also benefit from access to National Oilwell’s extensive distribution organization around the world.

Between the two companies, we have some of the best, most forward-thinking research and design engineers in the industry today. I’m excited about what these two teams can accomplish together. Such a combined engineering team offers tremendous potential to enter new frontiers in rethinking and reengineering the way oil and gas wells are drilled.

Throughout this integration process, we will both remain keenly focused on the pressing needs of our customers. We both value our long customer relationships highly and we will work to protect and enhance these. We also value the hard work and dedication of our combined 18,000 professional employees at work around the world, who are committed to providing the highest level of service to these customers who rely on them. We expect both our customers and our employees to benefit from this combination through consistent, improved support in the field, through a more comprehensive product offering, from a greater combined depth of technical talent and from the manufacturing and overhead efficiencies we expect to obtain. The enthusiasm is very high across our combined management team and we’re all anxious to embark on a new era for both of these fine organizations.

With that, I’ll turn the call back to Pete.

Pete Miller – National Oilwell – Chairman

Thanks, John. At this time, we’re going to take a few questions regarding this merger and I hope of you will keep in mind that we are at the very early stage of the combination. Like you, we probably have a lot more questions than answers at this time. That said, I want to assure you that each of these management teams are very experienced in completing transactions, developing ongoing strategies and making integration decisions and during the approval time period, we will jointly agree on very specific actions for the future and begin that process immediately upon closing. So at this time, I’d like to end the opening comments and open the call up for questions.

QUESTION AND ANSWER

Operator

Thank you, sir. Ladies and gentlemen, at this time, we will begin the question-and-answer session. (OPERATOR INSTRUCTIONS). Jim Crandell.

Jim Crandell – Lehman Brothers – Analyst

Good morning. This is Jim Crandell from Lehman Brothers. I think we’ve all known that this could be a potential marriage made in heaven over recent years but at least speaking for myself, I never thought that it could happen because of the major overlap in product lines between the two companies. You know, your two companies go head-to-head in providing rig packages and individual product lines and have extremely strong marketshares when you look at it on a combined basis. So, I guess my first question would be what, in your opinion, are the regulatory risks here of the deal going through, and have you approached regulators?

Pete Miller – National Oilwell – Chairman

We’ve obviously done a great degree of due diligence on this and we’ve also covered that quite extensively with our Boards, and we’re very comfortable that we’re going to be able to successfully complete the regulatory process.

While certainly there are overlaps in some areas, I would also want to kind of point out that, in many cases, it’s a situation of perception as much as versus reality. I think, rather than get into any individual items or things like that, I would just want to say that, again, it’s been looked at very extensively. We feel that we will successfully get through the regulatory process — and again, much more perception out there I think than the reality.

Jim Crandell – Lehman Brothers – Analyst

Are you saying that you’ve actually had discussions with regulators in the U.S. and/or Europe and you have sort of a basis for saying that it will get through it with the regulators?

Pete Miller – National Oilwell – Chairman

I think that, with any deal ahead of time, you are certainly — we are not going to talk to regulators until we publicly announce the deal, and that’s where we’re going right now. We are using our experience, things that we’ve done and some of the legal teams that we’ve utilized in the past.

Jim Crandell – Lehman Brothers – Analyst

It’s certainly been, at least my understanding, gentlemen, and correct me if I’m wrong, that as you compete for these packages, the rig equipment that go on both onshore and offshore drilling rigs worldwide, that you two are the only companies that can provide the entire rig package. I guess is that true, or am I missing something here? You know, this is an industry, as all of you know because you have all worked in it for 20 or more years, where customers enjoy all the benefits that you’ve pointed out but they like alternative suppliers. It seems to me that the reaction to going to one main supplier for all of this is going to be something that some companies are going to raise objections to.

Pete Miller – National Oilwell – Chairman

Jim, again, certainly there’s a lot of competitors out there and there’s competitors, both on a component basis and on an integrated basis, to be able to provide entire packages. So, I think, rather than list out any of that, I will tell you that there are very significant competitors that can continue to do the things that we do.

Unidentified Company Representative

That’s particularly so when you look at it on a global basis, as we are doing it.

Jim Crandell – Lehman Brothers – Analyst

My last question and then I will pass it on, is how did you — I mean, if you look at the current price relationship between National Oilwell and Varco, the price agreed for the deal implies a 10 percent premium or so for Varco stock, which explains why Varco is up today and NOI down. Can you comment on that, please?

Pete Miller – National Oilwell – Chairman

Obviously, during the process, we looked at a number of factors, and we basically just came to what we believe was a very fair Pro Forma ownership split, and that’s how we came up with the final number.

Jim Crandell – Lehman Brothers – Analyst

Congratulations. I think the benefits would be huge. Good luck in getting it through.

Operator

John Tasdemir.

John Tasdemir – Raymond James & Associates – Analyst

Raymond James. I guess, first of all, congratulations on coming to some agreement. Secondly, it doesn’t really sound like you’re going to want to answer this question, but following up on the last line of questioning in terms of getting regulatory approval, are there certain product lines that are most at risk of not being able to get over that hurdle? Are there potential divestitures — do you want to answer that or — (multiple speakers)?

Pete Miller – National Oilwell – Chairman

No. (LAUGHTER). You’re right, John! (Multiple Speakers). What it boils down to, again, is it goes back to what I told Jim. Again, we have done extensive due diligence. We feel comfortable that we’re going to be able to bring the regulatory process to a successful conclusion.

John Tasdemir – Raymond James & Associates – Analyst

Okay, I won’t beat on you any more on that.

Pete Miller – National Oilwell – Chairman

I appreciate that!

John Tasdemir – Raymond James & Associates – Analyst

I guess, secondly, how long have you guys been working on this process? You talked about the 40 to 50 million in synergies. Is that 40 to 50 million kind of low hanging fruit or is that a good guess at this point, or can you give us some color on that?

Pete Miller – National Oilwell – Chairman

I’d guess it’s almost a two-pronged question. When you say how long have you been working on things, we probably talked with each other on and off since about 1998.

As far as what we show in they’re as our cost benefits, I think the answer is they are very realistic. I wouldn’t put an optimistic/pessimistic — they are realistic and I will also assure you that, as we have gone through this process most recently, we have done very extensive due diligence, we’ve looked at things on a very detailed basis and again, we feel that’s a realistic number.

Operator

Ken Fill (ph).

Ken Fill – Credit Suisse First Boston – Analyst

It’s Ken Fill from Credit Suisse First Boston. I will join the parade of people congratulating you. I think if you guys get this through, it’s great. One, digging into the antitrusts, you know we are going to keep poking at you on this a little bit. If there, per chance, are some major product lines that have to be divested, does that change your guys’ willingness and excitement about pushing forward with this deal?

Pete Miller – National Oilwell – Chairman

Again, I guess I’m going to back to this. We have done extensive due diligence. We believe that we’re going to be able to get this whole thing through the regulatory process successfully.

Unidentified Company Representative

We really don’t think it’s appropriate to speculate on something that is out of our control.

Ken Fill – Credit Suisse First Boston – Analyst

I appreciate that. Actually, on first (indiscernible), it seems like there is a huge overlap but then when you get to the specific product lines, it seems like there are specific people that are major competitors across any of the individual product lines. Is that kind of how you guys are seeing this when you really look at it in a detailed basis?

Unidentified Company Representative

We’ve competitors in every product line. I will reiterate something that Pete said a moment ago, which is that the perception of the overlap here I believe is likely greater than reality.

Ken Fill – Credit Suisse First Boston – Analyst

Okay. Then on the cost savings, the 40 to 50 million in cost savings, I’m assuming that doesn’t include any potential product pull-through, for instance in the fiberglass pipe or the screens that you guys might see through the National Oilwell distribution system from Varco for instance?

Pete Miller – National Oilwell – Chairman

That’s correct — (multiple speakers).

Ken Fill – Credit Suisse First Boston – Analyst

So that’s just a consolidation of facilities, people, product lines, manufacturing, all that stuff?

Pete Miller – National Oilwell – Chairman

It’s costs, yes.

Ken Fill – Credit Suisse First Boston – Analyst

That’s direct costs. One final question — do you guys — are there any collars on the deal?

Pete Miller – National Oilwell – Chairman

No.

Operator

Terry Darling.

Terry Darling – Goldman Sachs & Company – Analyst

Goldman Sachs. I wanted to follow up on the cost savings a little bit, Pete or Clay, and see if you might be able to break that down for us. You mentioned a number of components that you (indiscernible) in the press release. I am wondering if you would be willing to break the 40 to 50 million down more specifically into those components. How much is from corporate? How much is overlap on sales and marketing, those types of areas?

Clay Williams – Varco – CFO

Terry, We’re still developing our plan behind that. We’ve analyzed those areas and they do sum up to the range that you see in there, but there’s obviously going to be a lot of detailed planning to come and I think those buckets are likely to change, so I’d rather not get into the specifics on that. Suffice to say, we have done a lot of work on it. We do think this is realistic and we’re moving forward to fill in that detail as quickly as we can so that we’re in the best position to implement these plans as soon as this thing closes.

Terry Darling – Goldman Sachs & Company – Analyst

A question on merger cost — I think we all know, historically, part of the failure with mergers across all industries is an underestimation of merger costs. Can you take us through your thoughts on where the costs in this merger lie?

Clay Williams – Varco – CFO

Costs in terms of charges and cost of implementing these things?

Terry Darling – Goldman Sachs & Company – Analyst

All of those things.

Clay Williams – Varco – CFO

Again, that’s going to come out of the detailed planning. We will no doubt be looking at each step of this integration process for (indiscernible) and that sort of thing, make sure that this all make sense.

Terry Darling – Goldman Sachs & Company – Analyst

We ought to think about the 40 to $50 million number as essentially a gross number, not a net number?

Clay Williams – Varco – CFO

Yes.

Terry Darling – Goldman Sachs & Company – Analyst

From the standpoint of taxation of the new company, going forward, National Oilwell has got a lower tax rate than Varco. I’m just wondering. As we think about adjustments that get made through the process — if we’re trying to put a Pro Forma together — are there any obvious, major adjustment we can be making or is it just more or less the combining the two and looking at how that average shakes out?

Clay Williams – Varco – CFO

It will shake out to be a blended average. There is going to be a little noise here for a few quarters as we are reorganizing and integrating the operations, so you’ll have charges and things flowing through, which may impact the tax rate, but on a Pro Forma sort of go-forward basis, it will end up to be a blended number.

Operator

Geoff Kieburtz.

Geoff Kieburtz – Smith Barney Citigroup – Analyst

Smith Barney. In your guidance or comment regarding the accretion to earnings and cash flow in 2005, are you assuming any divestitures?

Pete Miller – National Oilwell – Chairman

No, not at this point.

Geoff Kieburtz – Smith Barney Citigroup – Analyst

Are you assuming any market-share loss in any of your product lines?

Pete Miller – National Oilwell – Chairman

No, nothing significant.

Geoff Kieburtz – Smith Barney Citigroup – Analyst

Okay. You made the comment there’s no collars on the deal. Can you describe to us what kind of break-up protection the two companies have?

Clay Williams – Varco – CFO

Geoff, the break-up fee is $75 million and all of it is on pretty standard terms for a public transaction like this.

Geoff Kieburtz – Smith Barney Citigroup – Analyst

In terms of things like capital expenditures and depreciation and amortization, other things that we may have been forecasting for the Companies separately, is there any reason to think that, on those line items, we should be doing anything other than assuming a combination?

Clay Williams – Varco – CFO

No, obviously the big change after the transaction will be the impact of the step-up on Varco’s fixed assets and identified intangibles on the depreciation and amortization load chip (ph).

Geoff Kieburtz – Smith Barney Citigroup – Analyst

Okay. Just my last question is, as you mentioned the two companies have had on and off conversations for quite some time, can you identify any particular trigger that made this possible to reach an agreement today?

Pete Miller – National Oilwell – Chairman

Geoff, I just think we’ve got management teams here that looked at this thing and saw that it had some real compelling value for our shareholders and customers, as we talked about earlier, and I think we have some folks that really understood that and we were able to come to I think a very fair deal here with a great group of people and a good management team.

Unidentified Company Representative

I would echo those comments exactly.

Geoff Kieburtz – Smith Barney Citigroup – Analyst

Okay, so nothing specific, just to finally — (multiple speakers)?

Clay Williams – Varco – CFO

No specific trigger.

Geoff Kieburtz – Smith Barney Citigroup – Analyst

Do you think that the kind of four to six months to closing, in your view, that’s just kind of normal for this kind of a merger?

Pete Miller – National Oilwell – Chairman

I believe so, yes.

Operator

Robin Shoemaker.

Robin Shoemaker – Bear, Stearns & Company – Analyst

Bear Stearns. I wanted to ask — Varco’s been kind of undertaking — and largely through a restructuring of the drilling equipment business. I wonder if this has any impact on that restructuring effort, whether it accelerates, decelerates or anything along that line.

Joe Winkler – National Oilwell – COO

No, we’re going to continue on with that program just as we were. It’s business as usual. We’ve made some very good progress in that product line and we expect to continue to do that, so we will keep on track. Obviously, when we get to close the transaction, things may change but until then, it’s business as usual.

Robin Shoemaker – Bear, Stearns & Company – Analyst

Just the other question then is on the statement of accretive — the EPS cash flow. Are there components you can indicate from this? Obviously, the 40 to 50 million of cost savings — what else — I mean — is involved in the accretive impact that we should — or in terms of largest or smallest in terms of impact?

Clay Williams – Varco – CFO

The two moving pieces here, or three I guess, would be the pickup in operating profit due to the cost savings we expect, which is obviously big a benefit and a big driver for this transaction. That will be offset a little bit by the step-up in depreciation and amortization, and then the tax rate, as I mentioned, is kind of a blended average.

Robin Shoemaker – Bear, Stearns & Company – Analyst

Okay, so fairly straightforward. Pete, do distribution services — I mean, you’ve clearly indicated they’re some synergies there with the Varco product line. Does anything happen to distribution services, in terms of expanded opportunities or growth prospects for distribution services, or margin improvement?

Pete Miller – National Oilwell – Chairman

Robin, I think it would be too early to speculate on that. You know, as we’ve gone through the process, we’ve certainly seen what we believe are some opportunities to do some things, for instance with spare parts and as John mentioned fiberglass pipe and some things like that, but don’t think I would want to speculate at this point what that might do on a revenue basis. We think what really it does, though, on an operational basis, is make distribution a much better provider of a full range of products and services to their customers.

Operator

Michael Lamotte.

Michael Lamotte – JP Morgan Chase & Company – Analyst

JP Morgan. Good morning and let me offer my congratulations as well.

Pete, a question to you first, and this one really gets to the timing of this transaction again. You know, you’re looking at a record backlog and record level of revenue and capital equipment next year. I think, with the margin where it’s been in the last two quarters, there have been some concerns on execution in terms of actually delivering good margin on that level of revenue over the next six quarters or so. I’m just wondering how you feel about taking on increased execution risk by attempting a pretty big transaction simultaneously to the time where you’re seeing record backlog growth.

Pete Miller – National Oilwell – Chairman

Robin, that’s a great question. I think what you’ve seen from Q1 to Q2 is a lot of mediation on some of the issues that we had on the margins. Certainly, execution is a huge deal for us and I feel very comfortable just about what we’re doing on the margins in our current backlog and being able to accomplish our goals in that. But further to that, I think that we also have a very experienced management team at being able to execute and bringing mergers like this together. A lot of this will be the efforts of the folks on the Varco side and both National and Varco. So I think that we certainly will have a transition team that will be tasked to make this transaction work very, very successfully. We will also have our management team tasked to ensure that they execute the current business appropriately. So I’m confident that we can get both done.

Unidentified Company Representative

As Pete points out, this is not a new exercise for these respective management teams. We’ve had significant experience in doing deals of this nature.

Michael Lamotte – JP Morgan Chase & Company – Analyst

Certainly, but to be fair, most transactions have occurred during market slumps, not big increases in activity.

A question with respect to — I guess there have been a couple of questions on potential divestitures and what have you. Maybe I can ask it a little differently. Is there a commitment on the part of the combined company to all of the business lines within the respective companies?

Pete Miller – National Oilwell – Chairman

What we will do is answer it exactly the same way! (LAUGHTER). We’ve done extensive due diligence. We feel very comfortable about getting successful process through the regulatory agencies.

Michael Lamotte – JP Morgan Chase & Company – Analyst

That’s not the question, Pete. I’m asking about the commitment, not necessarily whether the regulators — (multiple speakers).

Unidentified Company Representative

(Multiple Speakers) The commitment is there; we believe in these products.

Michael Lamotte – JP Morgan Chase & Company – Analyst

Thank you. There have been a couple of references to the write-up of the assets and increased depreciation expense. Clay, obviously we can do the math on the assets. What kind of depreciable life are we looking at? Can you give some specific depreciation guidance?

Clay Williams – Varco – CFO

I would just tell you that we’ve done a preliminary look at this and we think the answer will come out somewhere in probably the 8, 7 to $10 million range, we will say. The step-up will be significant but I think most of the step-up will apply to longer-lived assets, things like real estate and facilities that we have. Then as well, we expect probably an pretty good step-up on identified intangibles, which tend to be very long-lived as well.

Michael Lamotte – JP Morgan Chase & Company – Analyst

That’s helpful. Thank you. Last question, for you, John — would you mind expanding a little bit on what you talked about with respect to the R&D benefit?

John Lauletta – Varco – Chairman, CEO

I think, as Pete pointed out as well, we will put together two R&D groups that I think have had an outstanding track record in bringing new products to the marketplace. I would view this as a high (indiscernible) that R&D organization and would expect some very good things coming out of it, particularly in terms of new and more efficient ways for drilling wells. (multiple speakers).

Michael Lamotte – JP Morgan Chase & Company – Analyst

I was going to say, could we see that in the form of new products or new technology on existing — (multiple speakers)?

John Lauletta – Varco – Chairman, CEO

Absolutely. (Multiple Speakers). That will be to be determined — (Multiple Speakers).

Pete Miller – National Oilwell – Chairman

Absolutely, Michael. I think you’re bringing together some organizations that have been — certainly Varco has a great history of being able to introduce new products. I think National has a great history also, and I think that combination really can bring out some products within the industry that will really enhance efficiency and really improve operations.

Michael Lamotte – JP Morgan Chase & Company – Analyst

Thanks again and congratulations

Operator

Bill Sanchez.

Bill Sanchez – Howard Weil – Analyst

Howard Weil. Congratulations to you all. Clay, just a follow-up on the step-up here in the depreciation expense impact — did I hear you correctly? If we basically looked at Varco’s current D&A run-rate along with National Oilwell’s, we combine those two together, add an additional 7 to $10 million to that number for ‘05, that would kind of get us to what you’re thinking right now?

Clay Williams – Varco – CFO

That our preliminary estimate, Bill.

Bill Sanchez – Howard Weil – Analyst

Okay, great. Just a follow-up on the cost savings estimate again — given the timing of the expected close here and I guess the commentary you made 40 to 50 million by the end of ‘05, is a good expedition in putting together comp Pro Forma financials here — about half of that being realized in FY ‘05 on a pre-tax basis — maybe 20 to 25?

Clay Williams – Varco – CFO

Yes, it’s obviously an estimate at this point, but that’s probably a decent swag at it.

Bill Sanchez – Howard Weil – Analyst

The last question — Pete, could you talk a little bit about some of the synergies perhaps you gain here on the solids control side? Certainly, you’ve been a manufacturer of solids control equipment. You add in the rental portion of the business. You’ve got the joint venture here with Halliburton on the waste-management side. Can you talk about what you’re gaining here from that and how you see that unfolding here?

Pete Miller – National Oilwell – Chairman

Well, Bill, we don’t want to get overly specific. I will say this — Brandt (ph) is a heck of a name and we’re real pleased with the Brandt (ph) and I think there’s going to be some opportunities that we will be able to utilize that I think will be very positive. But I don’t want to get too specific on it right now. I think we just have too much work to do on some of that to really get some clarity.

Operator

Gary Russell.

Gary Russell – Stifel, Nicolaus & Company – Analyst

Stifel, Nicolaus. Most of the more relevant points have already been addressed at length, so I won’t belabor any of the past points. I agree with you guys that you’ve got very complementary product lines and I look forward to seeing all of that put together. One topic that hasn’t been touched on, the recent Halliburton agreement, — since both of you companies have some of those products that were being marketed in the Halliburton agreement, going forward, how would you expect to handle that?

Pete Miller – National Oilwell – Chairman

Gary, we’re really not prepared to address that at this point in time. Maybe later but — (multiple speakers) — there’s a lot of detail there.

Gary Russell – Stifel, Nicolaus & Company – Analyst

I got you. Then I will leave it at that and just say congratulations to everyone. I must say, at this point, to see Steve retire but congratulations (indiscernible) (LAUGHTER).

Steve Krablin – National Oilwell – CFO, IR Director

Thanks, Gary. I didn’t think anyone was going to notice!

Gary Russell – Stifel, Nicolaus & Company – Analyst

Let me say this — congratulations to you in particular on a great job you’ve done over the years at National Oilwell. You lobbied on my behalf a little while back when I was between jobs, so for all of you companies out there that are looking for a new CFO, I think Steve would do a great job!

Unidentified Company Representative

(multiple speakers) — (LAUGHTER) (indiscernible) — off the Internet! (LAUGHTER).

Operator

Roger Reid (ph).

Roger Reid Analyst

Good morning and congratulations on the deal. I think, for the most part, all of the questions have been covered here, but could you guys give us a little more idea of how long you’ve been looking at this? I mean, there are a lot of issues when you look at the overlap of the businesses, at least, in a general term. How much time have you been able to put into really saying “this looks solids; this looks like something that might cause you a little more headache down the road”?

Pete Miller – National Oilwell – Chairman

Again as I pointed out, we’ve obviously had talks on and off going back as far back as 1998. About all I can really do to address that particular issue is tell you that her recently, we’ve done very extensive due diligence and feel very good about what we know about each other in coming to the culmination of this deal.

Roger Reid Analyst

A follow-up along those lines — how much competition are you getting out of places that heretofore were kind of cut off as you look at equipment suppliers, either out of China or Russia or other parts of the Asia-Pac market?

Pete Miller – National Oilwell – Chairman

Well, I think without question it is very much of a global, competitive environment, and what you’re seeing today is a lot of emerging competitors in a lot of those countries. There’s no question about it. You can see it all over, and we certainly view the marketplace as global and the competition as global.

Operator

Dan Pickering.

Dan Pickering – Pickering Energy Partners – Analyst

Pickering Energy Partners. Guys, can you walk us through the timetable here as we move forward with the transaction? You’ve obviously got a deal with the government, etc. Can you talk about when things get filed, when people have to get back to you? I’m just trying to understand what sort of information flow will have on an ongoing basis about the progress of the transaction.

John Lauletta – Varco – Chairman, CEO

Sure, Dan. I mean, it would be our expectations that we would file with the SEC and with Hart-Scott and other regulatory needed approvals within the next 30 days. We’re going to work with as much speed as we can on that and try to pull those together. As you know, there’s the review period within the Hart-Scott that can be as short as ten days; the normal period is more like 30, and it can be longer than that, of course, too. So it’s hard to predict the speed that that’s going to go. The SEC approval process — it typically will run 30 to 45 days.

So all that said, you can be on a track that I’ve done — been involved with public transactions that closed in as short as 90 days when just everything goes perfectly well, and ones that can go — could be six months or longer if they go poorly. So we are hopeful that we can put the effort in on the front end of this and have it go on the short end, but it’s mostly out of our control.

Dan Pickering – Pickering Energy Partners – Analyst

Sure. I guess I’m curious as to, as we move through this process, I would assume that investors are going to — you’re going to issue a press release saying “we’ve received these approvals, or we got a second request”. I’m just trying to understand how we are going to know where you are in the process.

Pete Miller – National Oilwell – Chairman

I think that’s — we will need to do that on this and certainly, we do it through a press release where everybody gets the information at the same time with no one (indiscernible) by missing something.

Dan Pickering – Pickering Energy Partners – Analyst

Okay, great. Cost savings — talk to us a little bit about the pace of cost savings, if you don’t mind, clay or Joe, (multiple speakers).

Joe Winkler – National Oilwell – COO

As we said, we’re going to have transition teams together looking at each and every opportunity. When we close, we will hit the deck running. We’re going to get them as fast as we can and how much during the year is a function of when we close. Suffice it to say, we’ve all been through the drill, we know what to do and we’re going to get out there and do it.

Dan Pickering – Pickering Energy Partners – Analyst

Sure. I guess I’m just — what I’m trying to understand is, having done the due diligence that you’ve done, I realize — (multiple speakers). Are a majority of the things within 90 days, or a majority of the things within 180 days? I’m just trying to understand if a lot of it’s — (Multiple Speakers)?

Joe Winkler – National Oilwell – COO

It’s going to vary. There are obviously things that can happen quickly. Any time you start looking at manufacturing and putting stuff into one place or moving one place to another, that takes a little bit longer to do. There are going to be all of those kinds of opportunities, so I think it would be premature on our part to say X percent in 30 days and Y percent in 90 days.

Operator

Thomas Escott (ph).

Thomas Escott – Pritchard Capital Partners – Analyst

Prichard Capital Partners. One follow-on to the distribution issue — clearly, it looks like there’s a lot of opportunity there. You’re currently going to put $900 million of revenue through that distribution system this year. I’m trying to figure out mechanically, is that infrastructure — can that support putting another significant amount, whatever that is, you know, 100 million, 200 million worth of products and additional physical inventory through that same network, or is there going to have to be a bunch of expansion or capital spending to be able to allow that to happen?

Pete Miller – National Oilwell – Chairman

No, I think that our distribution system is such that we’re kind of expanding and contracting all the time. I don’t think you’d ever see any difference in some of our guidance, which is always going to be kind of a 10 percent flow-through, and I certainly believe that we can handle whatever really gets thrown at that system.

Thomas Escott – Pritchard Capital Partners – Analyst

You won’t have to add roofline or buy more real estate or whatever to be able to make that happen?

Pete Miller – National Oilwell – Chairman

In that business, roofline and real estate are generally variable costs anyway, so it’s not a big issue. We actually are moving stores almost every day. Depending on what happens with rigs, we might close a store up in No Trees (ph) Texas and open one up in Ozona (ph). That happens on almost a continual basis, and I think that the system would be able to handle something like this as well.

Thomas Escott – Pritchard Capital Partners – Analyst

Thanks. Best of luck to you, Steve.

Operator

Thank you. Mr. Miller, please continue within any closing statements.

Pete Miller – National Oilwell – Chairman

I’d like to thank everybody for listening in today. Again, I want to reiterate how excited we are about this and how we really feel that this company, going forward, really is a company that’s going to be able to take advantage of basically all parts of the cycle in the oil and gas business. We are excited about it. I think we got a good group of people here that are going to be involved with it, and we look forward to talking to you again in the future. Thank you very much.

Operator

Thank you, sir. Ladies and gentlemen, this concludes the National Oilwell/Varco merger announcement conference call. You may now disconnect, and thank you for using AT&T teleconferencing.

Forward-Looking Statements

This document includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Varco and National-Oilwell and the merger of National-Oilwell and Varco. These forward-looking statements are based on current expectations and projections about future events.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Varco and National-Oilwell may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in the reports filed by each of Varco and National-Oilwell with the Securities and Exchange Commission (including the risks described in Varco’s and National-Oilwell’s Annual Reports on From 10-K for the year ended December 31, 2003): general economic, financial and business conditions; the ultimate realization of revenue and profit from existing backlogs; risks associated with growth through acquisitions, including the merger of Varco and National-Oilwell; risks associated with foreign currency exchange rate fluctuations; changes in oil and gas prices; the ability to successfully, timely and cost-effectively integrate the operations of Varco and National-Oilwell; and customer demand for our products and services.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Varco and National-Oilwell disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional information about Varco is available on the World Wide Web at http://www.varco.com. Additional information about National-Oilwell is available on the World Wide Web at http://www.natoil.com.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, Varco and National-Oilwell intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF VARCO AND NATIONAL-OILWELL ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VARCO, NATIONAL-OILWELL AND THE TRANSACTION. The prospectus, joint proxy statement and other relevant materials (when they become available), and any other documents filed by Varco or National-Oilwell with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Varco by directing a written request to: Varco International, Inc., 2000 W. Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, Attention: Investor Relations, or National-Oilwell, Inc., 10000 Richmond Avenue, Houston, Texas 77042, Attention: Investor Relations. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Transaction.

Varco, National-Oilwell and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Varco and National-Oilwell in connection with the Transaction. Information about those executive officers and directors of Varco and their ownership of Varco common stock is set forth in the proxy statement for Varco’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 20, 2004. Information about the executive officers and directors of National-Oilwell and their ownership of National-Oilwell common stock is set forth in the proxy statement for National-Oilwell’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Varco, National-Oilwell and their respective executive officers and directors in the Transaction by reading the joint proxy statement and prospectus regarding the Transaction when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.